Mail Stop 4561

September 20, 2007

VIA U.S. MAIL AND FAX (619) 881-6930

Mr. Kenneth M. Riis
Chief Executive Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

       Re: **Newcastle Investment Corp.**
              Form 10-K for the year ended December 31, 2006
              Filed February 26, 2007
              File No. 001-31458

Dear Mr. Riis:

We have reviewed your response letter dated August 29, 2007, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

The Management Agreement, page 9

1. We have reviewed your response to comment #1, and we note that footnote 4 to paragraph 1.04 of the Investment Company Audit Guide, updated as of May 1, 2007, through its reference to SOP 07-1, no longer precludes the application of the Guide to real estate investment trusts.

Item 1A. Risk Factors, page 12

The loans we invest in and the loans underlying the securities..., page 14

2. We have reviewed your response to comment #2. Please tell us about your obligation to repurchase loans from the ICH securitization, including whether or not you have an obligation to repurchase loans that go into default, the time frame for this obligation, a description of breaches and warranties that would allow the purchaser of the loans to require you to repurchase the loans, and the total amount of these loans that you may be required to repurchase. Additionally, tell us how you have considered losses from repurchases of these loans in your calculation of allowance for loan losses under both SFAS 5 and 114. Further, if you reacquire a loan because of quality deficiencies, including late payments, defaults, underwriting deficiencies or breaches of warranties, clarify to us how that reacquired loan is specifically evaluated for loss under SFAS 114.

Note 5. Real Estate Related Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 76

Securitization of Subprime Mortgage Loans, page 78

3. We have reviewed your response to comment #7. Please tell us, and disclose in future filings, how you evaluate the adequacy of the allowance for loan losses for these loans subject to future repurchase from Newcastle Mortgage Securities Trust 2006-1, given that the specific loans to be repurchased cannot be specifically identified. In addition, if a loan is repurchased because of quality deficiencies, including late payments, defaults, underwriting deficiencies or breaches of warranties, clarify to us how that reacquired loan is specifically evaluated for loss under SFAS 114.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant